Exhibit 2.1

Micron Technology, Inc.

8000 S. Federal Way

Boise, Idaho  83707-0006

Glenview Capital Management, LLC

767 Fifth Avenue, 44th Floor

New York, NY 10153

June 6, 2006

Reference is made to (1) that certain Agreement and Plan of Merger, dated as of March 8, 2006, by and among Lexar Media, Inc., a Delaware corporation (“Lexar”), Micron Technology, Inc., a Delaware corporation (“Micron”), March 2006 Merger Corp., a Delaware corporation and a wholly owned indirect subsidiary of Micron (“Merger Sub”) (as it may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), and (2) the Schedule 13D (the “Schedule 13D”) relating to Lexar filed by Glenview Capital Management, LLC and certain affiliated individuals and entities  (collectively, “Glenview”) with the U.S. Securities and Exchange Commission on March 16, 2006.

Pursuant to our recent discussions, in consideration of and subject to Micron and Lexar agreeing to amend the Merger Agreement (as so amended, the “Amended Merger Agreement”) to provide for an increase in the Exchange Ratio (as defined in the Merger Agreement) from 0.5625 of a share of the common stock, par value $0.10 per share, of Micron (“Micron Common Stock”) per each share of common stock, par value $0.0001 per share, of Lexar (“Lexar Common Stock”) to 0.5925 of a share of Micron Common Stock per each share of Lexar Common Stock, Glenview hereby agrees as follows:

1.             Glenview agrees to file or cause timely to be filed an amendment to the Schedule 13D stating that Glenview supports the Amended Merger Agreement and that Glenview will vote or cause to be voted all of the shares of Lexar Common Stock over which Glenview or any of its affiliates have voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the special meeting of Lexar’s stockholders to be convened and held at 8:00 a.m. local time on June 2, 2006 or any adjournment or postponement thereof (the “Special Meeting”).

2.             At the Special Meeting, Glenview will vote or cause to be voted all of the shares of Lexar Common Stock over which Glenview or any of its affiliates have voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the Special Meeting.

3.             From and after the date hereof and through the completion of the Special Meeting, Glenview agrees that it will take no action nor cause to be taken any action that would result in Glenview or any of its affiliates losing the power to vote or control the voting of the shares of Lexar Common Stock over which it has voting authority or control as of the record date for the Special Meeting. Nothing in this paragraph 3 is intended to prohibit Glenview from disposing of such shares of Lexar Common stock so long as Glenview retains the power to vote or control the voting of such shares as of the record date set for the Special Meeting.

4.             On the record date for the Special Meeting, entities managed by Glenview had voting authority or control over 6,351,616 shares of Lexar Common Stock and have, and continue to have as the date hereof, the full power to vote or direct the voting of such shares.

5.             Glenview agrees that none of Glenview, any of its subsidiaries or any of Glenview’s or any of its subsidiaries’ officers or directors shall, and that it shall use all reasonable efforts to cause Glenview’s and its affiliates, subsidiaries, agents and representatives not to (and shall not authorize or permit any of them to), directly or indirectly solicit or initiate any inquiry concerning, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.3(h) of the Merger Agreement).

This letter agreement will terminate upon the earlier to occur of (i) such date and time as the merger of Merger Sub with and into Lexar (with Lexar continuing as the surviving corporation) shall become effective in accordance with the terms and provisions of the Amended Merger Agreement and (ii) such date that there is an Acquisition Proposal (as defined in Section 5.3(h) of the Merger Agreement)that Glenview (in its sole judgment and by providing notice to Micron) reasonably determines is superior to the Amended Merger Agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without regard to the conflicts of laws rules of such State.

This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument and all such counterparts shall together constitute the same agreement.

If the foregoing properly reflects our agreement, please so indicate by acknowledging and agreeing below.

Very truly yours,

MICRON TECHNOLOGY, INC.

By:	/s/ W.G. Stover, Jr.
Name:	W.G. Stover, Jr.
Title:	Vice President of Finance & CFO

ACKNOWLEDGED AND AGREED THIS 6th DAY OF JUNE 2006:

Glenview Capital Management, LLC

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Chief Operating Officer and General Counsel